Exhibit 99.1

Nisun International Signs Agreement to Expand Supply Chain Services in the Agriculture Industry

SHANGHAI, China, November 9, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced Fintech Supply Chain Management (Henan) Co., Ltd, a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd and a controlled affiliate of the Company, has signed a supply chain cooperative agreement with Haikou Jinlvguo Fruit Production & Marketing Cooperative (“Haikou Jinlvguo”). Under this agreement, the two parties will cooperate in the field of agriculture supply chain.

According to the agreement, utilizing its supply chain management capabilities, Nisun will help connect Haikou Jinlvguo at the upstream of the supply chain with reliable sales channels to increase Jinlvguo’s sales volume and market shares. Through this cooperation, Nisun will apply its digital technologies to the agricultural supply chain, using Internet, Internet of Things, and other technologies to incorporate modern logistics and financial technology into the supply chain. As such, Nisun will serve as a bridge between core enterprises and the market, helping to establish a comprehensive platform in the agricultural supply chain for sharing upstream and downstream information on product market supply and demand, transactions, prices and other information.

“The integration of digital technology and the agricultural industry will reshape the business model of the agricultural supply chain,” commented Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International. “Nisun will explore the logistics, capital flow and information flow in the supply chain, using the relationship between the core enterprise and the principal supply chain to improve the credit capacity of other members, prevent misinformation, and improve the industrial chain, helping those in low credit groups obtain loans. This change will also promote further cooperation in supply chain management and resource sharing among Nisun and core enterprises in the upstream and downstream of supply chains.”

Haikou Jinlvguo was established on March 10, 2009 as a professional cooperative economic organization for farmers. It operates under the Qiongshan City Supply and Marketing Cooperative Association and is a fully-funded institution directly under the Haikou Municipal People’s Government. Haikou Jinlvguo was listed as a public institution with reference to Civil Servants Law in June 2007. From 2000 to 2003, according to deployment from the municipal government, Haikou Jinlvguo completed restructure of 10 state-owned enterprises under its administration, including those focused on local products, coal, construction, agricultural materials, production, recycling, trading, and supply and marketing.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries and controlled operating affiliates, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com